Pampa Energía, an independent company with active participation in the Argentine electricity, oil and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2024.

Buenos Aires, March 5, 2025

Stock information

Share capital
as of March 4, 2024
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$5,106 billion/
US$4,129 million

Information about the videoconference

Date and time
Thursday March 6
10 AM Eastern Standard Time
12 PM Buenos Aires Time

Access link
bit.ly/Pampa4Q2024VC

For further information
about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

Securities and
Exchange Commission
sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, converted into AR$ at transactional FX. However, Transener and TGS adjust their figures for inflation as of December 31, 2024, which are expressed in US$ at the period’s close FX. The previously reported figures remain unchanged.

Q4 24 main results[1]

20% year-on-year sales increase, reaching US$435 million in Q4 24[2], driven by higher gas demand for power generation and crude oil volumes sold, as well as improved operating performance at PPA units, PEPE 6 and the reformer. These effects were partially offset by lower gas sales to industries and Chile, and petchem prices.

During Q4 24, gas production and thermal availability stood out:

Adjusted EBITDA[3] was US$182 million in Q4 24, up 60% from Q4 23, mainly explained by tariff increases and AR$ real appreciation in TGS and Transener, higher deliveries under Plan Gas and the contributions from PEPE 6 and PPAs, offset by higher operating and development costs, along with lower gains from export settlements at a differential FX.

US$106 million profit to the Company’s shareholders vs. a US$155 million loss in Q4 23, due to lower non-cash deferred income tax and higher sales and equity income from affiliates, offset by increased operating costs and lower gains from holding financial securities.

Net debt continued to decline, closing at US$410 million, the lowest amount and ratio since 2016, explained by the strong operating cash flows from core businesses and improved days sales outstanding.

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

1.	Relevant Events
1.1	International placement of 2034 Notes and redemption of 2027 Notes

On December 10, 2024, Pampa issued a US$360 million international bond maturing in December 2034, securing a highly competitive 7.875% annual rate, reflecting strong interest from leading institutional investors. With the proceeds, on January 24, 2025, Pampa fully redeemed the 2027 Notes, paying US$353 million in principal plus accrued interests. This transaction enhances Pampa’s debt profile, extending its average life to 4.2 years and strengthening its financial position to pave the way for strategic investments in Vaca Muerta, especially in the development of the Rincón de Aranda shale oil block.

1.2	Oil and gas

Participation in the Vaca Muerta Sur Project

On December 16, 2024, Pampa confirmed its participation in the VMOS Project alongside YPF, Vista, PAE and Pluspetrol. Pampa holds a 14% stake in VMOS S.A., the company managing the project. This stake may dilute as new shareholders join.

VMOS aims to build and operate a 437 km oil pipeline connecting Allen to Punta Colorada, Río Negro, with a capacity of up to 550 kbpd, expandable to 700 kbpd. In addition to the oil pipeline, VMOS also features a loading and unloading terminal, single-buoy moorings, a tank farm and other associated facilities to export crude oil and liquids via very large crude carriers, known as VLCCs.

The project will demand an estimated investment of US$3 billion, funded through shareholders’ contributions and external financing. Pampa has secured a take-or-pay transportation contract for 50 kbpd, including storage and dispatch capacity. On November 15, 2024, VMOS applied for the RIGI, meeting the eligibility requirements outlined in the Ley Bases and Executive Order No. 749/24.

VMOS will streamline crude oil evacuation and exports from Vaca Muerta, particularly from Rincón de Aranda, reduce logistics costs, broaden market access for Argentine oil, increase foreign currency inflows, create employment opportunities and expand Pampa’s firm transportation capacity by nine times.

Participation in the FLNG Project to export natural gas

On November 29, 2024, Pampa announced its participation in the pioneer LNG in Argentina, with a 20% stake in SESA, the company that will manage the project, alongside PAE, Harbour Energy, YPF and Golar. Pampa has committed to supplying natural gas.

The project involves installing floating liquefaction facilities in the San Matías Gulf, Río Negro province, along with the construction of supporting infrastructure. Operations are expected to begin by 2027. SESA has also applied for the RIGI scheme, meeting the criteria under Ley Bases and Executive Order No. 749/24 as a “Long-Term Strategic Export Project.”

The FLNG Project is strategic to monetizing Pampa’s Vaca Muerta reserves, positioning Argentina in the global LNG market, and boosting foreign currency inflows, job creation, and the domestic supply chain.

New gas export permits

In December 2024, the SE approved additional ToP gas export volumes to Chile for 0.9 mcmpd, valid between January 2025 and December 2026.

Pampa Energía ● Earnings release Q4 24 ● 2

1.3	Power generation

Regulatory changes in the electricity market

On January 28, 2025, the SE issued Res. No. 21/25, introducing regulatory changes in the MAT and MEM. Implementation will require further rulemaking and/or clarifications. The most relevant aspects include:

•	Thermal, hydro and nuclear units commissioned from January 1, 2025, as well as generators procuring their fuel through new infrastructure, are exempt from the contracting suspension in the MAT.
•	As of October 31, 2025, new or renewed Energía Plus contracts will not be allowed. Existing contracts remain valid until expiration, after which Energía Plus will be discontinued. Power plants under this scheme must then operate under market mechanisms defined by the SE as part of the MEM normalization process.
•	The electricity dispatch and gas allocation scheme for power generation, established by Res. SE No. 354/20, was repealed as of February 1, 2025. This scheme prioritized dispatch based on ENARSA’s contract obligations with Bolivia and the Plan Gas. In note NO-2025-16900682-APN-SE#MEC, sent by the SE to CAMMESA on February 19, 2025, a new dispatch criteria takes effect on March 1, 2025, allowing generators that choose to procure their fuel to compete based on declared variable costs once CAMMESA has allocated the ToP volumes under Plan Gas. This change may impact the balance between ToP and DoP commitments under Plan Gas.
•	Starting March 1, 2025, generators selling spot energy can supply their fuel, with recognized costs based on declared and accepted reference prices and variable costs, including freight, transportation, natural gas distribution, and taxes. CAMMESA will continue centralizing fuel procurement for PPAs under Res. SE No. 220/07, 21/17, and 287/17, acting as the fuel supplier of last resort.

Also, on January 28, 2025, the SE instructed CAMMESA to publish guidelines for the MEM’s evolution, including structural adjustments and changes to power remuneration schemes (Note NO-2025-09628437-APN-SE#MEC). CAMMESA posted these reports on its website, granting 30 days for MEM Agent Associations to submit feedback. Then, CAMMESA will assess the impact of the modifications and submit its recommendations to the SE, which will define transitional regulations for adapting the MEM. These changes are expected to take effect on November 1, 2025, at the start of the 2025-2026 summer period.

Pampa is assessing these regulatory developments and awaiting further clarifications from the SE.

Spot remuneration updates

Effective as of:	Spot remuneration
	Increase	Resolution
Dec-24	5%	SE No. 387/24
Jan-25	4%	SE No. 603/24
Feb-25	4%	SE No. 27/25
Mar-25	1.5%	SE No. 113/25

In 2024, the spot remuneration accumulated an increase of 169%.

Extension of HINISA’s concession transition period

On November 29, 2024, the SE extended for 6 months the transition period for HINISA license granted by the National Government. Hence, the new expiration date will be June 1, 2025.

Pampa Energía ● Earnings release Q4 24 ● 3

PEPE 6 final commissioning

On November 21, 2024, the final 6 wind turbines of PEPE 6 were commissioned, reaching a total installed capacity of 139.5 MW. With an estimated investment of US$250 million, Pampa has 427 MW of installed wind power capacity, ranking as one of the country’s leading renewable power producers.

1.4	Transener and TGS

Tariff review and public hearing

Executive order No. 1,023, issued on November 19, 2024, extended the energy emergency until July 9, 2025. In this sense, on January 7, 2025, the ENRE announced the updated schedule for the RQT of regulated electricity companies. The process includes submitting the proposed annual remuneration, the public hearing on February 25, 2025, and the implementation of new tariff schedules before April 1, 2025 (Res. No. 7/25). On January 10, 2025, the ENRE set a real post-tax rate of return (WACC) of 6.10% (ENRE Res. No. 28/25).

Regarding TGS, on January 14, 2025, the ENARGAS called for a public hearing on February 6, 2025, to discuss the RQT and the tariff adjustment methodology, among other matters. TGS submitted its 2025-2029 expenditure and investment plan, its capital base, and a proposed WACC. Additionally, TGS presented two periodic tariff adjustment methodologies: one based on the IPIM (Wholesale Price Index) and another formula composed of 30% IPIM, 40% wage index, and 30% construction cost index. As of today, the ENARGAS has not issued the resolution concluding the RQT but has proposed a real post-tax WACC of 7.18% and a periodic tariff adjustment of 50% CPI and 50% IPIM.

Cost variations

Effective as of:	Transener		TGS
	Increase	Resolution	Increase	Resolution
Dec-24	5%	ENRE No. 1,016 and 1,015/24	3%	ENARGAS No. 815/24
Jan-25	4%	ENRE No. 1,065 and 1,066/24	2.5%	ENARGAS No. 915/24
Feb-25	4%	ENRE No. 85 and 87/25	1.5%	ENARGAS No. 51/25
Mar-25	2%	ENRE No. 158 and 154/25

In 2024, Transener and Transba saw cumulative tariff increases of 259.2% and 273.9%, respectively, while TGS recorded a 791.3% increase.

1.5	Organizational and Board of Directors changes

On December 24, 2024, Pampa’s Board of Directors approved the appointment of Adolfo Zuberbühler as CFO, effective January 1, 2025. Born in 1978, he joined Pampa in 2007 as a financial analyst, became investment portfolio manager in 2010 and was promoted to director of financial operations in 2017, later incorporating corporate finance in 2023. Mr. Zuberbühler holds an undergraduate degree in business economics and a master’s degree in applied economics, both from Torcuato Di Tella University.

Moreover, Nicolás Mindlin and Horacio Turri joined Pampa’s Executive Committee. Mr. Mindlin was appointed executive vice president, while Mr. Turri incorporated the role of executive vice president alongside his existing position as executive director of E&P.

Finally, on March 5, 2025, Maria Carolina Sigwald resigned as a regular Board member. Her replacement will be appointed at Pampa’s next shareholders’ meeting.

Pampa Energía ● Earnings release Q4 24 ● 4

2.	Financial highlights
2.1	Consolidated balance sheet

Figures in million	As of 12.31.2024		As of 12.31.2023
	AR$	US$ FX 1032	AR$	US$ FX 808,45
ASSETS
Property, plant and equipment	2,690,533	2,607	2,056,974	2,544
Intangible assets	99,170	95	77,898	96
Right-of-use assets	11,330	11	17,259	21
Deferred tax asset	161,694	157	2	0
Investments in joint ventures and associates	1,024,769	993	542,978	672
Financial assets at fair value through profit and loss	28,127	27	28,040	35
Other assets	366	0	349	0
Trade and other receivables	76,798	75	14,524	18
Total non-current assets	4,092,787	3,965	2,738,024	3,387

Inventories	230,095	223	166,023	205
Financial assets at amortized cost	82,628	80	84,749	105
Financial assets at fair value through profit and loss	877,623	850	451,883	559
Derivative financial instruments	979	1	250	0
Trade and other receivables	503,529	488	238,294	295
Cash and cash equivalents	761,231	738	137,973	171
Total current assets	2,456,085	2,380	1,079,172	1,335

Total assets	6,548,872	6,345	3,817,196	4,722

EQUITY
Equity attributable to owners of the company	3,391,127	3,286	1,943,736	2,404

Non-controlling interest	9,167	9	6,960	9

Total equity	3,400,294	3,295	1,950,696	2,413

LIABILITIES
Provisions	141,436	137	119,863	148
Income tax and presumed minimum income tax liabilities	77,284	75	44,614	55
Deferred tax liabilities	50,223	49	240,686	298
Defined benefit plans	31,293	30	13,172	16
Borrowings	1,416,917	1,373	989,182	1,224
Trade and other payables	87,992	84	37,301	46
Total non-current liabilities	1,805,145	1,748	1,444,818	1,787

Provisions	10,725	10	4,649	6
Income tax liabilities	265,008	257	14,026	17
Taxes payables	30,989	30	11,427	14
Defined benefit plans	7,077	7	2,695	3
Salaries and social security payable	40,035	39	15,537	19
Derivative financial instruments	2	0	191	0
Borrowings	728,096	706	181,357	224
Trade and other payables	261,501	253	191,800	237
Total current liabilities	1,343,433	1,302	421,682	522

Total liabilities	3,148,578	3,050	1,866,500	2,309

Total liabilities and equity	6,548,872	6,345	3,817,196	4,722

Pampa Energía ● Earnings release Q4 24 ● 5

2.2	Consolidated income statement

	Fiscal year				Fourth quarter
Figures in million	2024		2023		2024		2023
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	1,732,901	1,876	513,727	1,732	438,407	435	166,770	362
Domestic sales	1,457,480	1,575	429,205	1,423	371,138	368	143,313	306
Foreign market sales	275,421	301	84,522	309	67,269	67	23,457	56
Cost of sales	(1,181,132)	(1,279)	(320,124)	(1,107)	(349,413)	(349)	(110,171)	(257)

Gross profit	551,769	597	193,603	625	88,994	86	56,599	105

Selling expenses	(68,713)	(74)	(19,338)	(66)	(17,333)	(17)	(6,005)	(15)
Administrative expenses	(225,718)	(239)	(62,721)	(185)	(100,878)	(100)	(28,092)	(52)
Exploration expenses	(20,711)	(21)	(1,859)	(7)	(20,455)	(21)	(87)	-
Other operating income	161,789	175	57,141	177	59,073	59	25,514	62
Other operating expenses	(80,822)	(88)	(29,374)	(88)	(16,856)	(16)	(11,295)	(20)
Impairment of financial assets	(48,932)	(56)	283	-	(20)	-	698	4
Impairment on PPE, int. assets & inventories	(34,058)	(34)	(30,784)	(39)	(15,480)	(15)	(30,460)	(38)
Results for part. in joint businesses & associates	145,570	146	4,541	(2)	51,239	45	(9,503)	(44)
Income from the sale of associates	33,128	34	6,262	9	27,363	27	5,776	8

Operating income	413,302	440	117,754	424	55,647	48	3,145	10

Financial income	31,780	32	1,764	5	27,685	28	674	1
Financial costs	(168,927)	(185)	(105,359)	(364)	(47,995)	(48)	(34,263)	(81)
Other financial results	198,477	211	155,089	558	98,671	97	59,295	166
Financial results, net	61,330	58	51,494	199	78,361	77	25,706	86

Profit before tax	474,632	498	169,248	623	134,008	125	28,851	96

Income tax	90,158	121	(132,557)	(318)	(21,557)	(19)	(112,120)	(249)

Net income for the period	564,790	619	36,691	305	112,451	106	(83,269)	(153)
Attributable to the owners of the Company	564,587	619	34,488	302	111,957	106	(85,220)	(155)
Attributable to the non-controlling interest	203	-	2,203	3	494	-	1,951	2

Net income per share to shareholders	415.1	0.5	25.2	0.2	82.3	0.1	(62.7)	(0.1)
Net income per ADR to shareholders	10,378.4	11.4	631.2	5.5	2,058.0	1.9	(1,566.5)	(2.9)

Average outstanding common shares[1]	1,360	1,360	1,366	1,366	1,360	1,360	1,360	1,360.0
Outstanding shares by the end of period[1]	1,360	1,360	1,360	1,360	1,360	1,360	1,360	1,360.0

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of December 31, 2023 and 2024.

Pampa Energía ● Earnings release Q4 24 ● 6

2.3	Cash and financial borrowings

As of December 31, 2024, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	1,264	1,258	674	674	(590)	(584)
Petrochemicals	-	-	-	-	-	-
Holding and others	1	1	14	14	13	13
Oil and gas	403	403	1,390	1,390	987	987
Total under IFRS/Restricted Group	1,668	1,662	2,079	2,079	410	416
Affiliates at O/S2	236	236	172	172	(63)	(63)
Total with affiliates	1,904	1,898	2,251	2,251	347	353

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of December 31, 2024, Pampa’s financial debt under IFRS amounted to US$2,079 million, 44% higher than the end of 2023, mainly due to the international issuance of the 2031 and 2034 Notes, partially offset by the full redemption of the 2027 Notes, a repurchase approved by the Board of Directors on August 26, 2024, and completed in January 2025.

Despite the higher gross debt, net debt dropped to US$410 million, the lowest level in nine years, due to the strong cash inflow from power generation and E&P operations, along with improved collections from CAMMESA and ENARSA. The gross debt principal breakdown is shown below:

Currency	Type of issuance	Amount in million US$	Legislation	% over total gross debt	Avg coupon
US$	US$[1]	1,535	Foreign	75%	8.2%
	US$ Cable	183	Argentine	9%	4.4%
	US$ MEP	208	Argentine	10%	5.3%
AR$	AR$	17	Argentine	1%	30.9%, variable
	US$-link	98	Argentine	5%	0%

With the successful issuance of the 2031 and 2034 Notes at highly competitive rates, Pampa significantly enhanced its debt maturity profile, extending the average life to 4.2 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q4 24:

Note: The chart only considers Pampa consolidated
under IFRS. It does not include affiliates TGS,
Transener, and CTBSA.
The maturities corresponding to the year 2025 have
already net the 2027 Notes repurchase, which was
completed in January 2025 for US$353 million

Pampa Energía ● Earnings release Q4 24 ● 7

In addition to the issuance of the 2034 Notes (Series 23) for US$360 million at a 7.875% interest rate and maturing in December 2034, during Q4 24, Pampa also issued the CB Series 22 for US$84 million at a 5.75% interest rate, maturing in October 2028. Moreover, Pampa canceled US$47 million from its CB Series 20, leaving an outstanding balance of US$60 million and made the first amortization payment of US$97 million on the 2026 Notes. Furthermore, Pampa paid short-term bank debt for the equivalent of US$45 million and completed the final US$4 million payment to FINNVERA. After the quarter’s close, Pampa took on net bank debt for US$31 million, canceled its CB Series 19 for AR$17,131 million and used proceeds from the 2034 Notes to fully redeem the remaining 2027 Notes (Series 1) for a face value of US$353 million.

Regarding our affiliates, in Q4 24, CTEB repaid AR$4 billion in bank borrowings, took short-term bank debt for US$57 million and canceled CB Series 4 for US$96 million. After the quarter’s close, CTEB took US$75 million in net borrowings, paid AR$6 billion in short-term bank debt and repurchased CB Series 6 for US$18 million.

As of this report’s release, Pampa remains fully compliant with all debt covenants.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$-Foreign Law
Pampa	CB Series 9 at par & fixed rate	2026	293	120	9.5%
	CB Series 1 at par & fixed rate[2]	2027	750	353	7.5%
	CB Series 3 at discount & fixed rate	2029	300	293	9.125%
	CB Series 21 at discount & fixed rate	2031	410	410	7.95%
	CB Series 23 at discount & fixed rate	2034	360	360	7.875%
TGS[1]	CB at discount at fixed rate	2031	490	490	8.5%

In US$-Argentine Law
Pampa	CB Series 20	2026	108	54	6%

In US$-link
Pampa	CB Series 13	2027	98	98	0%
CTEB[1]	CB Series 6[3]	2025	84	66	0%
	CB Series 9	2026	50	50	0%

In US$-MEP
Pampa	CB Series 16	2025	56	56	4.99%
	CB Series 18	2025	72	68	5%
	CB Series 22	2028	84	84	5.75%
In AR$
Pampa	CB Series 19[4]	2025	17,131	17,131	Badlar Privada -1%

Notes: 1 Under IFRS, affiliates are not consolidated in Pampa’s FS. 2 Pampa’s Series 1 CB (2027 Notes) was redeemed in January 2025. 3 US$18 million were repurchased after the quarter’s close. 4 Pampa’s CB Series 19 was redeemed after the quarter’s close.

Pampa Energía ● Earnings release Q4 24 ● 8

Credit ratings

In November 2024, FitchRatings upgraded Pampa’s local credit rating from ‘AA+’ to ‘AAA’ with a stable outlook, reflecting strong cash flow generation from power and gas operations and expansion into shale oil in Rincón de Aranda, lowering reliance on regulated businesses and increasing Pampa’s exports. Moreover, due to Argentina’s improvement in foreign currency, Moody’s upgraded Pampa and TGS from ‘Caa3’ to ‘Caa1’ in January 2025. Finally, in February 2025, S&P improved Pampa & TGS credit ratings to ‘B-,’ and FIX SCR upgraded CTEB’s local rating to ‘AA+.’

The table below shows the risk ratings for Pampa and its subsidiaries:

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-	na
	Moody's	Caa1	na
	FitchRatings[1]	B-	AAA (long-term) A1+ (short-term)
TGS	S&P	B-	na
	Moody's	Caa1	na
	FitchRatings	B-	na
Transener	FitchRatings[1]	na	A+ (long-term)
CTEB	FitchRatings[1]	na	AA+

Note: 1 Local rating issued by FIX SCR.

Pampa Energía ● Earnings release Q4 24 ● 9

3.	Analysis of the Q4 24 results

Breakdown by segment Figures in US$ million	Q4 24			Q4 23			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Oil and Gas	134	36	(76)	118	49	(63)	+14%	-26%	+21%
Power generation	167	86	133	141	80	(103)	+18%	+7%	NA
Petrochemicals	122	(7)	39	118	20	4	+3%	NA	NA
Holding and Others	36	67	10	3	(36)	7	NA	NA	+43%
Eliminations	(24)	-	-	(18)	-	-	+33%	NA	NA

Total	435	182	106	362	114	(155)	+20%	+60%	NA

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	Fiscal year		Fourth quarter
	2024	2023	2024	2023
Consolidated operating income	440	424	48	10
Consolidated depreciations and amortizations	342	267	85	64
Reporting EBITDA	782	691	133	74

Adjustments from oil and gas segment	40	34	35	34
Adjustments from generation segment	86	9	6	14
Adjustments from petrochemicals segment	(27)	3	(27)	(0)
Adjustments from holding & others segment	55	49	35	(9)

Consolidated adjusted EBITDA	937	786	182	114
At our ownership	935	787	181	113

Pampa Energía ● Earnings release Q4 24 ● 10

3.2	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	730	666	+10%	134	118	+14%
Domestic sales	622	505	+23%	110	95	+16%
Foreign market sales	108	161	-33%	24	24	+1%
Cost of sales	(515)	(412)	+25%	(128)	(93)	+38%

Gross profit	215	254	-15%	6	25	-76%

Selling expenses	(58)	(49)	+18%	(12)	(11)	+9%
Administrative expenses	(82)	(74)	+11%	(25)	(18)	+39%
Exploration expenses	(21)	(7)	+200%	(21)	-	NA
Other operating income	87	86	+1%	20	22	-9%
Other operating expenses	(28)	(32)	-13%	(6)	(6)	-
Impairment of financial assets	(10)	-	NA	-	-	NA
Impairment of PPE	(34)	(38)	-11%	(15)	(38)	-61%

Operating income	69	140	-51%	(53)	(26)	+104%

Finance income	2	2	-	1	-	NA
Finance costs	(96)	(203)	-53%	(25)	(46)	-46%
Other financial results	(11)	(15)	-27%	6	(22)	NA
Financial results, net	(105)	(216)	-51%	(18)	(68)	-74%

Loss before tax	(36)	(76)	-53%	(71)	(94)	-24%

Income tax	31	29	+7%	(5)	31	NA

Net loss for the period	(5)	(47)	-89%	(76)	(63)	+21%

Adjusted EBITDA	346	340	+2%	36	49	-26%

Increases in PPE and right-of-use assets	354	556	-36%	111	172	-35%
Depreciation and amortization	237	166	+43%	54	41	+32%
Lifting cost	(180)	(156)	+15%	(49)	(38)	+28%
Lifting cost per boe	(6)	(7)	-4%	(9)	(7)	+18%

In Q4 24, sales from the oil and gas segment grew by 14% vs. Q4 23, mainly driven by the increased gas production for thermal power dispatch, higher crude oil sales and, to a lesser extent, better gas prices to distribution companies due to successive tariff hikes. Lower gas prices and volumes sold to large users and Chile, as well as a slight decrease in crude oil prices, partially offset these effects.

Regarding operating performance, total production in Q4 24 averaged 61.6 kboepd (+9% vs. Q4 23, -30% vs. Q3 24 due to seasonality), boosted by an increase in gas production to 9.8 mcmpd (+11% vs. Q4 23, -30% vs. Q3 24), explained by CAMMESA’s higher demand for thermal power, in line with the higher temperatures and lower hydro generation. Soft retail gas demand due to climate conditions, exports to Chile and sales to large users offset these effects.

Analyzing the gas output by block, El Mangrullo block represented 54% of total gas production in Q4 24, with 5.2 mcmpd (+12% vs. Q4 23, -34% vs. Q3 24), followed by Sierra Chata with 30% of the production, reaching 2.9 mcmpd (+34% vs. Q4 23, -27% vs. Q3 24). At non-operated blocks, Río Neuquén maintained a steady 1.3 mcmpd (-16% vs. Q4 23, -23% Q3 24), while Rincón del Mangrullo continued declining, producing 0.2 mcmpd (-22% vs. Q4 23, +4% vs. Q3 24).

Pampa Energía ● Earnings release Q4 24 ● 11

Oil and gas' key performance indicators	2024			2023			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Fiscal year
Volume
Production
In thousand m3/day	0.8	12,478		0.8	10,296		-1%	+21%	+20%
In million cubic feet/day		441			364
In thousand boe/day	4.8	73.4	78.2	4.8	60.6	65.4
Sales
In thousand m3/day	0.8	12,468		0.8	10,274		-1%	+21%	+20%
In million cubic feet/day		440			363
In thousand boe/day	5.0	73.4	78.3	5.0	60.5	65.5

Average Price
In US$/bbl	70.2			66.2			+6%	-12%
In US$/MBTU		3.7			4.2

Fourth quarter
Volume
Production
In thousand m3/day	0.6	9,785		0.7	8,821		-11%	+11%	+9%
In million cubic feet/day		346			312
In thousand boe/day	4.0	57.6	61.6	4.5	51.9	56.4
Sales
In thousand m3/day	0.9	9,897		0.6	8,634		+33%	+15%	+16%
In million cubic feet/day		350			305
In thousand boe/day	5.4	58.3	63.7	4.1	50.8	54.9

Average Price
In US$/bbl	67.6			68.9			-2%	-10%
In US$/MBTU		2.9			3.2

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

Our gas price in Q4 24 averaged US$2.9 per MBTU (-10% vs. Q4 23, -35% vs. Q3 24 due to seasonality), primarily explained by the lower export prices to Chile (increased hydro generation and competition with LNG) and to large users (soft demand and higher spot supply). These effects were partially offset by higher retail prices, which were in line with the tariff increases. As a result, Plan Gas compensation fell 76% vs. Q4 23 to US$2 million.

Regarding our gas deliveries, during Q4 24, 68% was destined for thermal power generation and 13% to distribution companies, both under Plan Gas. 12% supplied the industrial/spot market, 3% was exported, and the 4% remaining was sold to our petchem plants as raw material. Compared to Q4 23, 55% was destined for thermal power units, 20% supplied the retail segment, 15% was sold to the industrial/spot market, 5% was exported, and the remaining 4% was sold to our petchem plants.

Oil production reached 4.0 kbpd in Q4 24 (-11% vs. Q4 23, -27% vs. Q3 24), explained by the sale of our non-operator stake at Gobernador Ayala in October 2024 (-0.7 kbpd), in addition to year-on-year decreases in El Tordillo (-0.3 kbpd) and Los Blancos (-0.4 kbpd). The rising shale oil production at Rincón de Aranda (+1.0 kbpd) partially offset these effects.

Our oil price in Q4 24 decreased by 2% year-on-year to US$67.6 per barrel, mainly explained by lower export prices. 59% of our sales volume was destined for the domestic market, similar to Q4 23.

By the end of Q4 24, we accounted for 688 productive wells vs. 813 as of the end of 2023. The divestment of our stake at Gobernador Ayala and the derecognition of unproductive wells at Rincón del Mangrullo explain the decrease.

Pampa Energía ● Earnings release Q4 24 ● 12

Pampa’s proven reserves (P1) amounted to 231 mboe by the end of fiscal year 2024, 16% higher than the 199 mboe recorded by the end of 2023. The higher shale reserve quantification from the Vaca Muerta formation mainly explains this increase, boosted by drilling and completion activity in Sierra Chata (+40%/+19 mboe vs. Dec-23) and El Mangrullo (+9%/+8 mboe vs. Dec-23), in addition to the testing results in Rincón de Aranda (5.7x/+10 mboe vs. Dec-23). As a result, certified shale volume surged 60% in 2024 to 132 mboe, representing 57% of Pampa’s P1 reserves (vs. 42% of the 2023 P1 reserves). 91% of shale reserves are natural gas.

Given the increased output and the reserve additions, the reserve replacement ratio reached 2.2x, with an average reserve life of approximately 8.6 years. 93% of proven reserves correspond to natural gas, while 7% are crude oil.

The lifting cost4 recorded US$49 million in Q4 24 (+28% vs. Q4 23, similar to Q3 24), explained by the beginning of shale oil development in Rincón de Aranda and programmed overhauls in El Mangrullo, Sierra Chata and El Tordillo. The lifting cost per boe rose 18% to US$8.7 per boe produced in Q4 24 vs. US$7.4 per boe in Q4 23, mainly due to Rincón de Aranda development, and a 45% increase vs. Q3 24 due to seasonal production variations.

Other operating costs in Q4 24, excluding depreciation and amortizations, included the derecognition of unproductive wells in Rincón del Mangrullo, higher costs from sales of crude oil stock and, to a lesser extent, increased labor, benefits and transportation costs.

About other operating income and expenses, in Q4 24, we recorded lower revenue from export settlements at a differential FX, from US$12 million to US$1 million, explained by the narrowing gap between official and financial FX, and a 76% year-on-year decrease in Plan Gas compensation to US$2 million, due to higher prices for distribution companies, leading to increased retail sales.

Financial results in Q4 24 recorded net losses of US$18 million, a 74% improvement vs. Q4 23, mainly explained by lower FX losses due to reduced devaluation impact on AR$ trade receivables and lower financial interests reflecting smaller AR$-debt stock and a drop in US$ rates. Lower gains from holding financial securities partially offset these effects.

4 It only considers maintenance, treatment, internal transportation and wellhead staff costs. It does not include amortizations and depreciations.

Pampa Energía ● Earnings release Q4 24 ● 13

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	Fiscal year		Fourth quarter
	2024	2023	2024	2023
Consolidated operating income	69	140	(53)	(26)
Consolidated depreciations and amortizations	237	166	54	41
Reporting EBITDA	306	306	1	15

Deletion of PPE & inventories' impairment	34	38	15	38
Deletion of gain from commercial interests	(21)	(11)	(3)	(4)
Deletion of provision for well closing	1	8	1	1
Deletion of CAMMESA's receivable impairment	4	(1)	-	(1)
Deletion of Rincón del Mangrullo's unproductive wells	20	-	20	-
Deletion of deferred executive compensation payment	3	-	3	-

Adjusted EBITDA from oil & gas	346	340	36	49

 Our oil and gas adjusted EBITDA amounted to US$36 million in Q4 24 (-26% vs. Q4 23), mainly explained by lower income from the FX settlement of exports, sales to industries and exports, and higher operating costs related to the development of Rincón de Aranda. Higher Plan Gas deliveries, in line with the increased demand for thermal power, partially offset these effects. The adjusted EBITDA excludes non-recurring and non-cash income and expenses, as well as overdue interests, which are mainly charged to CAMMESA.

Finally, capital expenditures amounted to US$111 million in Q4 24 (-35% vs. Q4 23), mainly because of the shale gas deployment during 2023, partially offset by the beginning of the shale oil development in Rincón de Aranda.

Pampa Energía ● Earnings release Q4 24 ● 14

3.3	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	672	648	+4%	167	141	+18%
Cost of sales	(367)	(354)	+4%	(107)	(79)	+35%

Gross profit	305	294	+4%	60	62	-3%

Selling expenses	(3)	(2)	+50%	(1)	(1)	-
Administrative expenses	(52)	(50)	+4%	(13)	(12)	+8%
Other operating income	35	75	-53%	1	25	-96%
Other operating expenses	(14)	(27)	-48%	(3)	(3)	-
Impairment of financial assets	(46)	-	NA	-	-	NA
Results for participation in joint businesses	(21)	(18)	+17%	7	(27)	NA

Operating income	204	272	-25%	51	44	+16%

Finance income	8	2	+300%	5	-	NA
Finance costs	(53)	(119)	-55%	(14)	(27)	-48%
Other financial results	183	280	-35%	81	59	+37%
Financial results, net	138	163	-15%	72	32	+125%

Profit before tax	342	435	-21%	123	76	+62%

Income tax	119	(225)	NA	10	(177)	NA

Net income for the period	461	210	+120%	133	(101)	NA
Attributable to owners of the Company	461	207	+123%	133	(103)	NA
Attributable to non-controlling interests	-	3	-100%	-	2	-100%

Adjusted EBITDA	390	377	+4%	86	80	+7%
Adjusted EBITDA at our share ownership	389	378	+3%	85	80	+7%

Increases in PPE	105	259	-59%	38	66	-42%
Depreciation and amortization	100	96	+4%	29	22	+32%

During Q4 24, power generation sales increased by 18% year-on-year, mainly due to the gradual commissioning of PEPE 6, which reached 140 MW of total installed capacity in November 2024, in addition to the operational improvements in our PPAs with CAMMESA and higher spot energy prices, supported by successive increases that outpaced the inflation and devaluation. For open cycles (GT and ST), capacity payment averaged US$5.1 thousand per MW-month (+41% vs. Q4 23, +6% vs. Q3 24), also benefitted with the additional remuneration under the Contingency Plan effective from December 2024 to March 2026 (Res. SE No. 294/24). Hydros earned US$2.4 thousand per MW-month (+21% vs Q4 23, +6% vs. Q3 24). CCGTs invoiced US$3.5 thousand per MW-month (-23% vs. Q4 23, -34% vs. Q3 24) due to programmed overhauls at CTLL and the life extension in CTGEBA. CCGTs are the only units under the legacy pricing scheme with a partial income in US$ (Res. SE No. 59/23).

Higher recognition of fuel costs and gas and electricity transportation tariffs resulted from increased thermal demand, offset by associated costs.

A slight drop in legacy and Energía Plus dispatches partially offset increased sales. Compared to Q3 24, the 9% decrease in sales was driven by lower thermal generation and seasonally lower legacy energy prices.

The operating performance of Pampa’s operated power generation decreased by 4% vs. Q4 23, which is in line with the 2% year-on-year drop in national generation. This decrease was mainly attributed to a major overhaul in CTGEBA for life extension (-725 GWh) and lower water inflows at HPPL (-103 GWh). These effects were partially offset by increased availability at CTLL following the GT05 outage during Q4 23 (+340 GWh), the full commissioning of PEPE 6 (+125 GWh) and improved hydrological conditions at HINISA and HIDISA (+111 GWh).

Pampa Energía ● Earnings release Q4 24 ● 15

The availability of Pampa’s operated units improved 79 basis points, reaching 94.2% in Q4 24, compared to Q4 23’s 93.4%, explained by Q4 23’s failure in GT05 and scheduled overhauls in GT02 and GT04 at CTLL, in addition to outages in CTG. These effects were partially offset by the life extension overhaul in CTGEBA’s legacy CCGT. Thermal availability rate remained stable at 92.4% during Q4 24.

Power generation's key performance indicators	2024				2023				Variation
	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total
Installed capacity (MW)	427	938	4,107	5,472	287	938	4,107	5,332	+49%	-	-	+3%
New capacity (%)	100%	-	33%	32%	100%	-	33%	31%	-	-	-	+2%
Market share (%)	1.0%	2.2%	9.5%	12.6%	0.7%	2.1%	9.4%	12.2%	+0%	+0%	+0%	+0%

Fiscal year
Net generation (GWh)	1,270	2,363	18,111	21,743	1,206	1,964	17,809	20,979	+5%	+20%	+2%	+4%
Volume sold (GWh)	1,280	2,363	18,914	22,557	1,223	1,964	18,842	22,029	+5%	+20%	+0%	+2%

Average price (US$/MWh)	71	15	36	36	71	16	35	35	-0%	-7%	+4%	+2%
Average gross margin (US$/MWh)	58	6	22	23	61	4	21	22	-5%	+62%	+5%	+3%

Fourth quarter
Net generation (GWh)	431	722	3,644	4,797	293	715	4,009	5,017	+47%	+1%	-9%	-4%
Volume sold (GWh)	436	722	3,859	5,018	310	715	4,187	5,211	+41%	+1%	-8%	-4%

Average price (US$/MWh)	71	15	41	40	69	12	35	34	+3%	+30%	+18%	+19%
Average gross margin (US$/MWh)	50	7	23	23	58	1	22	21	-14%	na	+5%	+9%

Note: Gross margin before amortization and depreciation. It includes CTEB (co-operated by Pampa, 50% equity stake). PEMC was de-consolidated in August 2023.

Excluding depreciation and amortizations, net operating costs increased by 96% to US$94 million in Q4 24, mainly explained by lower overdue interests from CAMMESA due to declining rates and days sales outstanding, higher raw material and maintenance costs in thermal units and increased labor costs. Moreover, higher gas purchases and gas and electricity transportation costs were offset by the revenue recognition mentioned before. Lower insurance costs partially offset these increases. Compared to Q3 24, operating costs rose by 7% due to increased maintenance, raw material and labor expenses, partially offset by reduced purchases to cover contracts.

Financial results in Q4 24 reached a net profit of US$72 million, compared to US$32 million in Q4 23, mainly due to lower FX losses on AR$ trade receivables and reduced financial interests because of lower AR$-debt and declining US$ rates, partially offset by lesser gains from holding financial instruments.

Reconciliation of adjusted EBITDA from power generation, in US$ million	Fiscal year		Fourth quarter
	2024	2023	2024	2023
Consolidated operating income	204	272	51	44
Consolidated depreciations and amortizations	100	96	29	22
Reporting EBITDA	304	368	80	66

Deletion of CTEB's equity income	21	18	(7)	27
Deletion of commercial interests to CAMMESA	(29)	(59)	(1)	(18)
Deletion of CAMMESA's receivable impairment	32	(12)	-	(12)
Deletion of PPE activation in operating expenses	3	4	1	2
Deletion of provision in hydros	6	6	1	1
CTEB's EBITDA, at our 50% ownership	53	51	13	14

Adjusted EBITDA from power generation	390	377	86	80

Adjusted EBITDA from the power generation segment was US$86 million, a 7% increase year-on-year, mainly due to the impairment of CAMMESA trade receivables recorded in Q4 23, the full commissioning of PEPE 6, the operating improvement in our PPAs with CAMMESA and higher spot prices. Increased operating costs in line with the AR$ real appreciation partially offset these effects. Adjusted EBITDA excludes non-operating, non-recurrent and non-cash items and considers CTEB’s 50% ownership, which posted US$13 million in Q4 24, 10% lower than in Q4 23.

Pampa Energía ● Earnings release Q4 24 ● 16

Finally, excluding CTEB, capital expenditures registered US$38 million in Q4 24 vs. US$66 million in Q4 23, explained by the completion of works at PEPE 4 (commissioned in Q4 23), partially offset by the final disbursements for PEPE 6. The PEPE 6 project is detailed below:

Project	MW	Equipment Provider	Market	Currency	Investment in US$ million[1]		Commercial operations date
					Budget	% Executed @ 12/31/24
Renewable
Pampa Energía 6	139.5	Vestas	MAT ER	US$	250	82%	November 21, 2024

Note: 1 Without value-added tax.

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	516	507	+2%	122	118	+3%
Domestic sales	326	359	-9%	80	86	-8%
Foreign market sales	190	148	+28%	43	32	+34%
Cost of sales	(487)	(444)	+10%	(126)	(103)	+22%

Gross profit	29	63	-54%	(4)	15	NA

Selling expenses	(13)	(15)	-13%	(4)	(3)	+33%
Administrative expenses	(7)	(6)	+17%	(2)	(1)	+100%
Other operating income	41	13	+215%	30	13	+131%
Other operating expenses	(7)	(7)	-	(2)	(5)	-60%
Impairment of inventories	-	(3)	-100%	-	-	NA

Operating income	43	45	-4%	18	19	-5%

Finance income	21	-	NA	21	-	NA
Finance costs	(3)	(3)	-	-	(1)	-100%
Other financial results	7	15	-53%	3	8	-63%
Financial results, net	25	12	+108%	24	7	+243%

Profit before tax	68	57	+19%	42	26	+62%

Income tax	4	(27)	NA	(3)	(22)	-86%

Net income for the period	72	30	+140%	39	4	NA

Adjusted EBITDA	21	53	-61%	(7)	20	NA

Increases in PPE	6	7	-14%	2	3	-33%
Depreciation and amortization	5	5	-	2	1	+100%

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	Fiscal year		Fourth quarter
	2024	2023	2024	2023
Consolidated operating income	43	45	18	19
Consolidated depreciations and amortizations	5	5	2	1
Reporting EBITDA	48	50	20	20

Deletion of inventory impairment	-	3	-	-
Deletion of gain from commercial interests	(0)	(0)	0	(0)
Deletion of contingencies adjustment	(27)	-	(27)	-

Adjusted EBITDA from petrochemicals	21	53	(7)	20

The adjusted EBITDA for the petrochemicals segment reported a loss of US$7 million in Q4 24, compared to US$20 million gain in Q4 23, mainly due to lower income from export settlements at a differential FX, which fell to US$2 million in Q4 24 compared to US$12 million during Q4 23, increased operating costs in line with the real AR$ appreciation, higher raw materials prices and lower styrenics and reformer prices. These effects were partially offset by higher dispatched volumes of reformer products and increased SBR exports and prices.

Pampa Energía ● Earnings release Q4 24 ● 17

Total volume sold increased by 29% vs. Q4 23, reaching 121 thousand tons, driven by stronger demand for octane and solvents in the domestic market, as well as higher exports of isomerized naphtha and SBR. However, soft industry activity impacted the local demand.

In Q4 24, financial results from the petrochemicals segment reached a profit of US$24 million, compared to US$7 million in Q4 23, mainly explained by lower contingencies.

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Fiscal year
Volume sold 2024 (thousand ton)	88	45	336	469
Volume sold 2023 (thousand ton)	112	43	250	405
Variation 2024 vs. 2023	-21%	+4%	+35%	+16%

Average price 2024 (US$/ton)	1,744	1,843	832	1,100
Average price 2023 (US$/ton)	1,886	1,796	874	1,251
Variation 2024 vs. 2023	-8%	+3%	-5%	-12%

Fourth quarter
Volume sold Q4 24 (thousand ton)	24	12	85	121
Volume sold Q4 23 (thousand ton)	28	11	55	94
Variation Q4 24 vs. Q4 23	-13%	+4%	+55%	+29%

Average price Q4 24 (US$/ton)	1,584	1,851	743	1,017
Average price Q4 23 (US$/ton)	1,966	1,744	812	1,264
Variation Q4 24 vs. Q4 23	-19%	+6%	-8%	-20%

Note: 1 Includes Propylene.

Pampa Energía ● Earnings release Q4 24 ● 18

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	65	14	NA	36	3	NA
Cost of sales	(17)	-	NA	(12)	-	NA

Gross profit	48	14	+243%	24	3	NA

Administrative expenses	(98)	(55)	+78%	(60)	(21)	+186%
Other operating income	12	3	+300%	8	2	+300%
Other operating expenses	(39)	(22)	+77%	(5)	(6)	-17%
Impairment of financial assets	-	-	NA	-	4	-100%
Recovery/(accrual) of impairment on intangible assets	-	2	-100%	-	-	NA
Income from the sale of associates	34	9	+278%	27	8	+238%
Results for participation in joint businesses	167	16	NA	38	(17)	NA

Operating income	124	(33)	NA	32	(27)	NA

Finance income	1	7	-86%	1	2	-50%
Finance costs	(33)	(45)	-27%	(9)	(8)	+13%
Other financial results	32	278	-88%	7	121	-94%
Financial results, net	-	240	-100%	(1)	115	NA

Profit before tax	124	207	-40%	31	88	-65%

Income tax	(33)	(95)	-65%	(21)	(81)	-74%

Net income for the period	91	112	-19%	10	7	+43%

Adjusted EBITDA	179	16	NA	67	(36)	NA

Increases in PPE	7	5	+40%	3	1	+200%
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, excluding equity income from affiliates TGS and Transener, posted a lower loss on operating margin of US$6 million in Q4 24 vs. US$10 million in Q4 23, mainly explained by OCP’s sales recorded until the end of the concession and higher fees, partially offset by increased executive compensation accrual due to share price outperformance, in addition to a rise in labor costs and personal asset taxes.

In Q4 24, financial results showed a net loss of US$1 million vs. US$115 million profit in Q4 23, mainly explained by lower FX gains on tax payables, partially offset by reduced losses from holding financial instruments.

Pampa Energía ● Earnings release Q4 24 ● 19

Reconciliation of adjusted EBITDA from holding and others, in US$ million	Fiscal year		Fourth quarter
	2024	2023	2024	2023
Consolidated operating income	124	(33)	32	(27)
Consolidated depreciations and amortizations	-	-	-	-
Reporting EBITDA	124	(33)	32	(27)

Deletion of equity income	(167)	(16)	(38)	17
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Deletion of contigencies provision	16	-	-	-
Deletion of intang. assets' impairment/(recovery)	-	(2)	-	-
Deletion of deferred executive compensation payment	43	-	43	-
Deletion of the sale of associates	(34)	(9)	(27)	(8)
Deletion of gain from the end of the concession in OCP	(4)	-	(4)	-
TGS's EBITDA adjusted by ownership	163	63	49	(10)
Transener's EBITDA adjusted by ownership	38	13	11	(8)

Adjusted EBITDA from holding and others	179	16	67	(36)

The adjusted EBITDA from our holding and others segment reached a US$67 million profit in Q4 24, compared to a US$36 million loss in Q4 23. This calculation excludes non-operating, non-recurring and non-cash items and includes the EBITDA adjusted by equity ownership in TGS and Transener.

In TGS, the EBITDA adjusted by our stake was US$49 million in Q4 24, compared to a US$10 million loss in Q4 23, mainly explained by the tariff increases in the regulated transportation business, the outperformance in the midstream segment, higher dispatched volumes of propane and butane and improved liquids prices, in addition to the lag between the sharp AR$ devaluation and average inflation in Q4 23.

In Transener, the EBITDA adjusted by our stake was US$11 million in Q4 24 vs. a US$8 million loss recorded in Q4 23, mainly due to tariff hikes and, like TGS, the impact of the steep AR$ devaluation on Q4 23’s results.

Pampa Energía ● Earnings release Q4 24 ● 20

3.6	Analysis of the fiscal year, by subsidiary and segment

Subsidiary In US$ million	Fiscal year 2024				Fiscal year 2023
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Oil & gas segment
Pampa Energía	100.0%	346	987	(5)	100.0%	340	884	(47)
Subtotal oil & gas		346	987	(5)		340	884	(47)

Power generation segment
Diamante	61.0%	3	(0)	1	61.0%	1	(0)	2
Los Nihuiles	52.0%	(0)	(0)	(0)	52.0%	(3)	(0)	6
VAR	100.0%	22	(0)	15	100.0%	22	0	8

Greenwind[1]	0.0%	-	-	-	100.0%	11	-	3

CTBSA		107	33	(41)		102	117	(36)
Non-controlling stake adjustment		(53)	(16)	21		(51)	(58)	18
Subtotal CTBSA adjusted by ownership	50.0%	53	16	(21)	50.0%	51	58	(18)

Pampa stand-alone, other companies, & adj.[2]		312	(590)	465		295	(270)	205
Subtotal power generation		390	(573)	461		377	(211)	207

Petrochemicals segment
Pampa Energía	100.0%	21	-	72	100.0%	53	-	30
Subtotal petrochemicals		21	-	72		53	-	30

Holding & others segment
Transener		143	(97)	68		48	(20)	8
Non-controlling stake adjustment		(105)	72	(50)		(36)	15	(6)
Subtotal Transener adjusted by ownership	26.3%	38	(26)	18	26.3%	13	(5)	2

TGS		630	(210)	359		219	155	29
Non-controlling stake adjustment		(467)	155	(266)		(156)	(114)	(21)
Subtotal TGS adjusted by ownership	25.9%	163	(54)	93	26.5%	63	41	8

Pampa stand-alone, other companies, & adj.[2]		(21)	13	(20)		(60)	(0)	102
Subtotal holding & others		179	(67)	91		16	35	112

Deletions		-	63	-		-	(94)	-
Total consolidated		937	410	619		786	613	302
At our share ownership		935	347	619		787	708	302

Note: 1 Divested in August 2023. 2 The deletion corresponds to other companies or inter-companies. 3 Net debt includes holding companies. 4 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q4 24 ● 21

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q4 24				Q4 23
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Oil & gas segment
Pampa Energía	100.0%	36	987	(76)	100.0%	49	884	(63)
Subtotal oil & gas		36	987	(76)		49	884	(63)

Power generation segment
Diamante	61.0%	1	(0)	1	61.0%	(0)	(0)	0
Los Nihuiles	52.0%	1	(0)	1	52.0%	1	(0)	6
VAR	100.0%	7	(0)	6	100.0%	7	0	(1)

CTBSA		25	33	15		28	117	(53)
Non-controlling stake adjustment		(13)	(16)	(8)		(14)	(58)	27
Subtotal CTBSA adjusted by ownership	50.0%	13	16	8	50.0%	14	58	(27)

Pampa stand-alone, other companies, & adj.[2]		64	(590)	118		58	(270)	(82)
Subtotal power generation		86	(573)	133		80	(211)	(103)

Petrochemicals segment
Pampa Energía	100.0%	(7)	-	39	100.0%	20	-	4
Subtotal petrochemicals		(7)	-	39		20	-	4

Holding & others segment
Transener		43	(97)	21		(30)	(20)	(27)
Non-controlling stake adjustment		(32)	72	(16)		22	15	20
Subtotal Transener adjusted by ownership	26.3%	11	(26)	6	26.3%	(8)	(5)	(7)

TGS		194	(210)	129		(38)	155	(58)
Non-controlling stake adjustment		(145)	155	(96)		28	(114)	43
Subtotal TGS adjusted by ownership	25.5%	49	(54)	33	26.5%	(10)	41	(16)

Pampa stand-alone, other companies, & adj.[2]		6	13	(29)		(18)	(0)	30
Subtotal holding & others		67	(67)	10		(36)	35	7

Deletions		-	63	-		-	(94)	-
Total consolidated		182	410	106		114	613	(155)
At our share ownership		181	347	106		113	708	(155)

Note: 1 Divested in August 2023. 2 The deletion corresponds to other companies or inter-companies. 3 Net debt includes holding companies. 4 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q4 24 ● 22

4.	Appendix
4.1	Power generation’s main operational KPIs by plant

Power generation's key performance indicators	Wind						Hydroelectric			Subtotal hydro +wind	Thermal										Total
	PEMC[1]	PEPE2	PEPE3	PEPE4	PEA	PEPE6[2]	HINISA	HIDISA	HPPL		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[3]	Subtotal thermal
Installed capacity (MW)	-	53	53	81	100	140	265	388	285	1,366	780	361	30	620	100	100	1,253	14	848	4,107	5,472
New capacity (MW)	-	53	53	81	100	140	-	-	-	428	184	100	-	-	100	100	565	14	279	1,343	1,770
Market share	0.0%	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.7%	3.2%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	2.0%	9.5%	13%

Fiscal year
Net generation 2024 (GWh)	-	188	202	341	343	197	857	616	890	3,633	4,754	303	59	262	192	145	7,584	70	4,741	18,111	21,743
Market share	-	0.1%	0.1%	0.2%	0.24%	0.14%	0.6%	0.4%	0.6%	2.6%	3.4%	0.2%	0.0%	0.2%	0.1%	0.1%	5.4%	0.0%	3.3%	12.8%	15.4%
Sales 2024 (GWh)	-	201	202	341	343	195	857	616	890	3,643	4,705	625	59	262	192	145	8,043	150	4,733	18,914	22,557

Net generation 2023 (GWh)	193	209	204	274	326	-	543	361	1,060	3,170	4,512	225	75	606	274	265	7,548	68	4,236	17,809	20,979
Variation 2024 vs. 2023	-100%	-10%	-1%	+24%	+5%	na	+58%	+71%	-16%	+15%	+5%	+34%	-22%	-57%	-30%	-45%	+0%	+4%	+12%	+2%	+4%
Sales 2023 (GWh)	193	213	217	274	326	-	544	361	1,060	3,187	4,470	547	75	606	274	265	8,224	146	4,236	18,842	22,029

Avg. price 2024 (US$/MWh)	na	81	64	64	82	64	13	21	13	35	20	54	30	124	na	na	38	36	30	36	36
Avg. price 2023 (US$/MWh)	70	74	65	65	80	na	17	31	11	38	19	65	24	49	135	110	37	39	30	35	35
Avg. gross margin 2024 (US$/MWh)	na	49	57	57	64	59	5	10	5	24	17	21	3	24	na	142	19	10	24	22	23
Avg. gross margin 2023 (US$/MWh)	59	55	60	60	69	na	1	8	4	26	15	20	4	6	107	86	20	13	23	21	22

Fourth quarter
Net generation Q4 24 (GWh)	-	48	57	88	112	125	288	203	231	1,153	975	84	15	22	67	42	1,260	16	1,162	3,644	4,797
Market share	-	0.1%	0.2%	0.3%	0.33%	0.37%	0.8%	0.6%	0.7%	3.4%	2.9%	0.2%	0.0%	0.1%	0.2%	0.1%	3.7%	0.0%	3.4%	10.7%	14.1%
Sales Q4 24 (GWh)	-	54	57	88	112	125	288	203	231	1,159	973	152	15	22	67	42	1,399	35	1,154	3,859	5,018

Net generation Q4 23 (GWh)	-	49	42	95	107	-	257	123	334	1,008	630	106	29	23	23	21	1,986	15	1,176	4,009	5,017
Variation Q4 24 vs. Q4 23	na	-2%	+37%	-7%	+5%	na	+12%	+65%	-31%	+14%	+55%	-21%	-47%	-5%	na	+98%	-37%	+7%	-1%	-9%	-4%
Sales Q4 23 (GWh)	-	53	55	95	107	-	257	123	334	1,024	588	173	29	23	23	21	2,118	36	1,176	4,187	5,211

Avg. price Q4 24 (US$/MWh)	na	83	63	63	82	63	13	20	15	36	21	62	36	na	135	na	48	31	30	41	40
Avg. price Q4 23 (US$/MWh)	na	71	60	60	80	na	11	19	10	29	24	41	15	na	na	na	31	37	30	35	34
Avg. gross margin Q4 24 (US$/MWh)	na	32	37	37	68	58	5	10	7	23	15	23	9	74	115	117	20	8	23	23	23
Avg. gross margin Q4 23 (US$/MWh)	na	52	52	52	71	na	2	(4)	4	19	15	6	2	0	na	na	19	13	24	22	21

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa from August 2022 to July 2023. 2 Progressive commissioning: 45 MW (Jul-24), 36 MW (Aug-24), 13,5 MW (Sep-24), 18 MW (Oct-24) and 27 MW (Nov-24). 3 Co-operated by Pampa (50% equity stake).

Pampa Energía ● Earnings release Q4 24 ● 23

4.2	Production in the main oil and gas blocks

In kboe/day at ownership	Fiscal year			Fourth quarter
	2024	2023	Variation	2024	2023	Variation
Gas
El Mangrullo	43.9	35.7	+23%	30.9	27.7	+12%
Río Neuquén	9.0	9.2	-2%	7.6	9.0	-16%
Sierra Chata	18.5	13.2	+40%	17.1	12.8	+34%
Rincón del Mangrullo[1]	1.2	1.5	-16%	1.1	1.5	-22%
Others	0.8	1.1	-25%	0.9	0.9	-6%
Total gas at working interest	73.4	60.6	+21%	57.6	51.9	+11%

Oil
El Tordillo[2]	1.6	2.0	-21%	1.5	1.7	-15%
Gobernador Ayala[3]	0.9	1.1	-23%	0.4	1.1	-68%
Rincón de Aranda	0.9	-	na	1.0	-	na
Associated oil[4]	1.2	1.1	+13%	1.0	1.1	-10%
Others	0.2	0.6	-72%	0.1	0.5	-78%
Total oil at working interest	4.8	4.8	-1%	4.0	4.5	-11%

Total	78.2	65.4	+20%	61.6	56.4	+9%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block. 3 On October 21, 2024, Pampa transferred its 22.51% stake in the concession at the Gobernador Ayala to Pluspetrol. 4 From gas fields.

4.3	Proven reserves (P1), by block and hydrocarbon
In million boe	Oil	Natural gas	Total	Variation vs. 2023
El Mangrullo	0.1	89.9	90.0	+9%
Sierra Chata	0.2	67.9	68.1	+40%
Río Neuquen	3.0	52.0	55.0	-1%
Rincón de Aranda	11.6	0.8	12.4	+572%
Agüaragüe	0.2	1.8	2.0	-5%
El Tordillo	1.4	0.2	1.6	-41%
Rincón del Mangrullo	-	1.4	1.4	-36%
Los Blancos	0.7	-	0.7	-10%
Gobernador Ayala	-	-	-	-100%

Total as of December 31, 2024	17.2	214.0	231.2	+16%

Pampa Energía ● Earnings release Q4 24 ● 24

5.	Glossary of terms
Term	Definition
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina or Argentina’s Central Bank
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos or Buenos Aires Stock Exchange
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. or Argentine Wholesale Electricity Market Clearing Company
CB	Corporate Bonds
2027 CB	Corporate Bonds maturing in 2027
2031 CB	Corporate Bonds maturing in 2031
2034 CB	Corporate Bonds maturing in 2034
CCGT	Combined Cycle
CNY	Renminbi Chinese currency
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas or National Gas Regulatory Entity
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad or National Electricity Regulatory Entity
FLNG	Floating liquefaction of natural gas
FS	Financial Statements
FX	Nominal exchange rate
GPM, former GPNK	Francisco Pascasio Moreno Gas Pipeline, formerly President Nestor Kirchner
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picun Leufu Hydro Power Plant
IFRS	International Financial Reporting Standards
Kb/kboe	Thousands of barrels/thousands of barrels of oil equivalent
Kbpd/kboepd	Thousands of barrels per day/thousands of barrels of oil equivalent per day
M3	Cubic meter
MAT	Business-to-business market

Pampa Energía ● Earnings release Q4 24 ● 25

Term	Definition
Mboe	Million barrels of oil equivalent
MBTU	Million British Thermal Units
Mcmpd	Million cubic meters per day
MEM	Wholesale electricity market
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	Share ownership
OCP Ecuador	Oleoducto de Crudos Pesados S.A.
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
PIST	Punto de Ingreso al Sistema de Transporte or System Entry Point for Transportation
Plan Gas	Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Executive Order No. 892/20, 730/22 and supplementary provisions)
POSA	Petrobras Operaciones S.A.
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q3 24	Third quarter of 2024
Q4 24/Q4 23	Fourth quarter of 2024/Fourth quarter of 2023
Res.	Resolution/Resolutions
RIGI	Régimen de Incentivo para Grandes Inversiones or Incentive Regime for Large Investments
RQI	Five-year tariff review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SCEyM	Secretariat of Energy and Mining Coordination
SE	Secretariat of Energy
SESA	Southern Energy S.A.
SSEE	Undersecretariat of Electric Power
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to a US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the domestic market
VMOS	Vaca Muerta Oil Sur

Pampa Energía ● Earnings release Q4 24 ● 26